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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH. D.C.
181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X -17a[redacted]
PART III

SEC FILE NUMBER
8-34876

03001783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Grace Brothers Ltd.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1560 Sherman Avenue Suite 900

(No. and Street)

Evanston	Illinois	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerald A. Trannel 630/588-7200

(Are Code – Telephone No.)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Ky

OATH OR AFFIRMATION

I, David J. Allen, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Grace Brothers, Ltd., as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David J. Allen

Vice President of Spurgeon Corp.,
a General Partner of Grace Brothers, Ltd.

Linda A. Belyea
Notary Public

"OFFICIAL SEAL"
LINDA A. BELYEA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6/25/2006

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Operations.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholder's Equity.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) Independent Auditors' Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Annual Audited Report
Form X-175A – Part III

Grace Brothers Ltd. and Subsidiaries

Year ended December 31, 2002
with Report and Supplementary Report of Independent Auditors

(Confidential Pursuant to Rule 17a-5(e)(3))

0301-0387795

Grace Brothers Ltd. and Subsidiaries

Annual Audited Report
Form X-175A – Part III

CONFIDENTIAL

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

The Partners of
Grace Brothers Ltd. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Grace Brothers Ltd. and Subsidiaries (the "Partnership") as of December 31, 2002, and the related consolidated statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grace Brothers Ltd. and Subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ernst & Young LLP

January 31, 2003

0301-0387795

Grace Brothers Ltd. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 8,112,244
Securities owned	198,962,885
Receivables from clearing broker	348,720
Due from affiliates	70,742,206
Notes receivable	12,176,205
Accrued interest and dividends receivable	660,854
Other assets	144,242
Total assets	$291,147,356
Liabilities, minority interest, and partners' capital	
Securities sold, not yet purchased	$ 44,222,512
Payables to clearing brokers	53,045,132
Partner loans	5,500,000
Bank loan payable	7,500,000
Interest payable	133,991
Accrued expenses and other liabilities	667,822
Total liabilities	111,069,457
Minority interest	133,831
Partners' capital	179,944,068
Total liabilities, minority interest, and partners' capital	$291,147,356

See accompanying notes to financial statements.

Grace Brothers Ltd. and Subsidiaries

Consolidated Statement of Operations

Year ended December 31, 2002

Revenues	
Interest and dividends	$ 6,181,406
Net trading and investment income	4,753,430
Total revenues	10,934,836
Interest expense	2,516,611
Net revenues	8,418,225
Operating expenses	
Compensation and benefits	1,862,648
Professional fees	1,797,502
General and administrative	853,629
Total expenses	4,513,779
Minority interest	1,432
Net income	$ 3,905,878

See accompanying notes to financial statements.

0301-0387795

Grace Brothers Ltd. and Subsidiaries

Consolidated Statement of Changes in Partners' Capital

Year ended December 31, 2002

Partners' capital at December 31, 2001	$180,018,190
Capital contributions	10,000
Capital withdrawals	(3,990,000)
Net income	3,905,878
Partners' capital at December 31, 2002	$179,944,068

See accompanying notes to financial statements.

Grace Brothers Ltd. and Subsidiaries

Consolidated Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net income	$ 3,905,878
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	38,902
Decrease in minority interest	(1,432)
Changes in assets and liabilities:	
Decrease in securities owned	49,332,092
Decrease in receivables from clearing broker	234,827
Decrease in due from affiliates	4,922,905
Increase in notes receivable	(12,176,205)
Increase in accrued interest and dividends receivable	(74,949)
Decrease in securities sold, not yet purchased	(21,000,360)
Decrease in payables to clearing brokers	(26,900,640)
Increase in interest payable	133,991
Decrease in accrued expenses and other liabilities	(539,550)
Net cash used in operating activities	(2,124,541)
Cash flows from investing activities	
Purchases of fixed assets	(75,963)
Cash flows from financing activities	
Proceeds from bank loan payable	7,500,000
Proceeds from partner loans	8,000,000
Repayment of partner loans	(2,500,000)
Capital withdrawals	(3,990,000)
Net cash provided by financing activities	9,010,000
Net increase in cash and cash equivalents	6,809,496
Cash and cash equivalents, beginning of year	1,302,748
Cash and cash equivalents, end of year	$ 8,112,244
Supplemental disclosure of cash flow information	
Interest paid	$ 2,477,479
Supplemental disclosure of noncash financing activities	
Contribution of asset by partner	$ 10,000

See accompanying notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization

Grace Brothers Ltd., an Illinois limited partnership, was formed in 1985 and commenced operations in February 1986. Grace Brothers Ltd. primarily conducts proprietary trading of convertible bonds, debt securities, and equity securities. Grace Brothers Ltd. conducts such trading and investing activities directly or through its wholly owned subsidiaries. Grace Brothers Ltd. is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

The partners may withdraw capital upon giving Grace Brothers Ltd. due notice, provided such withdrawals do not cause Grace Brothers Ltd. to be in violation of their regulatory net capital requirements. The rights and privileges of the general and limited partners are controlled by the limited partnership agreement.

Principles of Consolidation

The accompanying consolidated financial statements includes the accounts of Grace Brothers Ltd. and its 99.95% and 99% owned subsidiaries, Grace Funding Partners LP, and Grace Holdings, LP, respectively, (collectively hereinafter referred to as the "Partnership"). All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments purchased with a maturity of three months or less, including money market funds, to be cash equivalents.

1. Organization and Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold, Not Yet Purchased

Investment transactions, which include securities sold, not yet purchased, are accounted for on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable.

The Partnership values securities at independent market prices where readily available. Securities traded on securities exchanges are valued at the last sales price as of the date of valuation. Securities not traded on an exchange are generally based on quotes from broker-dealers. In the absence of quoted values or when quoted values are not deemed to be representative of market values, and for securities for which no ready market exists, securities are valued at fair value based upon management's estimates and assumptions. The Partnership believes that the estimates utilized in valuing these securities are reasonable and prudent.

In addition, the Partnership holds certain other investments that are not readily marketable and are valued at fair value as determined by management. Such fair value is based on management's current good faith estimates.

Securities sold, not yet purchased obligate the Partnership to purchase the securities at a future date at then prevailing prices, which may differ from the carrying values reflected in the consolidated statement of financial condition.

Market values of securities can be volatile, and significant increases and decreases in such values may occur. It is reasonably possible that changes in market values and estimates will change in the near term, and such changes could be material to the consolidated financial statements.

Fair Value of Financial Instruments

The fair value of the Partnership's assets and liabilities that qualify as financial instruments under Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), *Disclosures About Fair Value of Financial Instruments*, approximates the carrying amounts presented in the consolidated statement of financial condition.

1. Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

No provision has been recorded for federal income taxes attributable to Partnership income or loss. The results of operations are includable in the tax returns of its partners. The Partnership is responsible for Illinois state replacement tax on income allocated to individual partners. The Partnership adjusts the capital accounts of those partners for this expense.

2. Receivables From and Payables to Clearing Brokers

Receivables from and payables to clearing brokers represent amounts due in connection with the Partnership's normal trading and investing activities and include receivables and payables for securities sold and purchased, respectively, cash and margin balances held at brokers. The Partnership's principal source of short-term financing is provided by the clearing brokers from which it can borrow on an uncommitted basis against its proprietary trading and investment positions subject to collateral maintenance requirements.

The Partnership clears all of its trades through three clearing brokers. In the event these clearing brokers do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership attempts to minimize this risk by monitoring the creditworthiness of these clearing brokers.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2002, consisted of the following, including $37,504,243 of not readily marketable equity and debt investments:

	Owned	Sold, Not Yet Purchased
Corporate bonds/debt obligations	$ 74,200,589	$ –
Equities	124,762,296	44,222,512
	$198,962,885	$44,222,512

Securities owned, other than those not readily marketable, are pledged to the clearing brokers on terms which permit those parties to sell or repledge the securities to others subject to certain limitations.

4. Bank Loan Payable

The Partnership has a bank loan in the amount of $7,500,000 that is collateralized by notes receivable and bears interest at prime plus 0.75% (effective rate of 5.00% at December 31, 2002). The bank loan expires on November 29, 2006. Under the terms of the bank loan, the Partnership is required to pay $2,640,000, $2,400,000, $1,740,000, and $1,325,500 of principal and interest annually in 2003, 2004, 2005, and 2006, respectively. The final payment in 2006 may vary based on the changes to the prime rate.

5. Partner Loans

Partner loans are amounts borrowed by the Partnership from certain of its partners, which have no maturity date and are non-interest-bearing. The loans are short-term in nature and will be paid back to the partners upon mutual agreement between the partners and the Partnership.

6. Related Party Transactions

The Partnership advanced funds to affiliates with a balance of $70,742,206 at December 31, 2002. The advanced funds are payable on demand and are non-interest-bearing. Due to the common control of the parties, the Partnership expects the advances to be collected in the normal course of the affiliates' business operations. The affiliated businesses have diversified investment portfolios, including investments in equity and debt instruments, ownership in various early stage and mature operating companies, and real estate.

The Partnership purchased notes receivable from affiliates, which consisted of time-share receivables due from unaffiliated parties of $12,176,205. The notes receivable generally have initial terms of one to seven years and range in yields from 4% to 15.5%.

The Partnership sold securities with a market value of $35,200 to an affiliate of a limited partner during the year ended December 31, 2002.

During the year, a partner contributed a receivable of $10,000 into the Partnership as a capital contribution. The receivable is included in due from affiliates in the statement of financial condition.

7. Net Capital Requirements

Grace Brothers Ltd. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Grace Brothers Ltd. has elected to use the alternative method, permitted by the Rule, which requires that Grace Brothers Ltd. maintain minimum net capital of $ 250,000. At December 31, 2002, Grace Brothers Ltd. had net capital of $11,505,293, which was $11,255,293 in excess of its required net capital.

Supplemental Information

Grace Brothers Ltd. (Parent only)

Computation of Net Capital Under Rule 15c3-1

Alternative Net Capital Method

December 31, 2002

Total partners' capital	$179,944,068
Deduct nonallowable assets:	
Securities and investments not readily marketable	24,916,458
Receivables from brokers or dealers	32,484,514
Due from affiliates	70,424,299
Notes receivable	12,176,205
Investment in subsidiaries	15,076,720
Fixed assets, net of accumulated depreciation	133,437
Other assets	11,805
Net capital before haircuts on securities positions	24,720,630
Haircuts on securities positions:	
Corporate obligations and stocks	10,216,099
Undue concentrations	2,999,238
Net capital	$ 11,505,293
Computation of alternative capital requirement:	
Minimum capital requirement	$ 250,000
Excess net capital	$ 11,255,293

There are no material differences between the above computation and the Partnership's corresponding unaudited Part IIA filing for December 31, 2002.

Grace Brothers Ltd. (Parent only)

Statement Regarding Rule 15c3-3

December 31, 2002

The Partnership is exempt under Paragraph (k)(2)(ii) of Rule 15c3-3 from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Partners of
Grace Brothers Ltd.

In planning and performing our audit of the financial statements of Grace Brothers Ltd. (the "Partnership") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Making the recordation of the differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 31, 2003